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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                            BRISTOL HOTELS & RESORTS
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   110041100
                                 (CUSIP Number)

                                    BASS PLC
                               BASS AMERICA, INC.
                            BHR NORTH AMERICA, INC.
                      (Names of Persons Filing Statement)

                                PAUL R. KINGSLEY
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 April 4, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement: [ ]


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                                  Page 1 of 7

                                  SCHEDULE 13D

-------------------                                           -----------------
CUSIP No. 110041100                                           Page 2 of 7 Pages
-------------------                                           -----------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BASS PLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UK
-------------------------------------------------------------------------------
                                                 7     SOLE VOTING POWER


                                               --------------------------------
                                                 8     SHARED VOTING POWER

                 NUMBER OF SHARES                      17,275,488
            BENEFICIALLY OWNED BY EACH         --------------------------------
               REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER


                                               --------------------------------
                                                 10    SHARED DISPOSITIVE POWER

                                                       17,275,488
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,275,488
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97.6%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           -----------------
CUSIP No. 110041100                                           Page 3 of 7 Pages
-------------------                                           -----------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BASS AMERICA, INC.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DE
-------------------------------------------------------------------------------
                                                 7     SOLE VOTING POWER


                                               --------------------------------
                                                 8     SHARED VOTING POWER

                 NUMBER OF SHARES                      0
            BENEFICIALLY OWNED BY EACH         --------------------------------
               REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER


                                               --------------------------------
                                                 10    SHARED DISPOSITIVE POWER

                                                       0
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           -----------------
CUSIP No. 110041100                                           Page 4 of 7 Pages
-------------------                                           -----------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BHR NORTH AMERICA, INC.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DE
-------------------------------------------------------------------------------
                                                 7     SOLE VOTING POWER


                                               --------------------------------
                                                 8     SHARED VOTING POWER

                 NUMBER OF SHARES                      17,275,488
            BENEFICIALLY OWNED BY EACH         --------------------------------
               REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER


                                               --------------------------------
                                                 10    SHARED DISPOSITIVE POWER

                                                       17,275,488
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,275,488
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             97.6%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------

     This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on November 9, 1998 by Bass America, Inc., a Delaware corporation ("BAI"), and Bass PLC, a public limited company organized under the laws of England and Wales ("Bass"), (BAI, BHR North America, Inc., a Delaware corporation ("BHRNA") and Bass together, the "Bass Entities" or the "Reporting Persons"), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on March 9, 2000, relating to the shares (the "Shares") of Common Stock, $0.01 par value of Bristol Hotels & Resorts (the "Issuer").

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

     Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by amending and restating such Item in its entirety as follows:

          "(a)(i) For the purpose of Rule 13d-3 promulgated under the Exchange Act, BHRNA beneficially owns 17,275,488 shares of Common Stock, representing approximately 97.6% of the outstanding Common Stock;

          (a)(ii) For the purpose of Rule 13d-3 promulgated under the Exchange Act, BAI beneficially owns 0 shares of Common Stock, representing 0% of the outstanding Common Stock; and

          (a)(iii) Bass, the indirect parent of BAI and BHRNA, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 17,275,488 shares of Common Stock, representing approximately 97.6% of the outstanding Common Stock, pursuant to the Holdings Agreement.

          Except as set forth in this Item 5(a), none of the Reporting Persons, nor any other person controlling, controlled, by or under common control with, the Reporting Persons, nor, to the best of their knowledge, any persons named in Schedules A, B and C hereto owns beneficially any Common Stock.

          (b)(i) BAI has shared power to vote and to dispose of 0 Shares.

          (b)(ii) BHRNA has shared power to vote and dispose of 17,275,488
     Shares.

          (b)(iii) Bass has shared power to vote and dispose of 17,275,488
     Shares.

          (c) None other than the transactions described in Item 4.

          (d) Inapplicable.

          (e) Inapplicable."

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by adding the following paragraph immediately after the final paragraph thereof:

     "The Offer expired at 12:00 midnight, New York City time, on Friday, March 31, 2000. Based on a preliminary count by the Depositary, as of midnight, New York City time, on Friday, March 31, 2000, 15,561,859 Shares were validly tendered pursuant to the Offer, representing approximately 87.9% of the Shares outstanding. Such tendered Shares, together with Shares owned by BHRNA or its affiliates represent approximately 97.6% of the Shares outstanding. Pursuant to the Offer, BHRNA has accepted for payment all such Shares validly tendered according to the terms of the Offer.

     Pursuant to a Contribution Agreement, dated as of April 4, 2000, by and between BAI and BHRNA, BAI transferred and assigned 1,713,629 Shares to BHRNA in exchange for newly issued shares of BHRNA. Upon completion of such transfer and assignment, BHRNA owned approximately 97.6% of the Shares outstanding."

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: April 4, 2000


                                          BASS AMERICA, INC.


                                          By: /s/ Andrew F. Simpson
                                             ----------------------------------
                                             Name:  Andrew F. Simpson
                                             Title: President


                                          BHR NORTH AMERICA, INC.


                                          By: /s/ Thomas Arasi
                                             ----------------------------------
                                             Name:  Thomas Arasi
                                             Title: President


                                          BASS PLC


                                          By: /s/ Thomas Arasi
                                             ----------------------------------
                                             Name:  Thomas Arasi
                                             Title: Attorney-in-fact